

Mail Stop 3561

March 17, 2011

<u>Via U.S. Mail</u>

Mr. Marshall N. Morton, Chief Executive Officer
Media General, Inc.
333 E. Franklin Street
Richmond, Virginia 23219

     Re: **Media General, Inc.**
           Form 10-K for the fiscal year ended December 26, 2010
           Filed February 24, 2011
           File No. 001-06383

Dear Mr. Morton:

We have reviewed your filings and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the fiscal year ended December 26, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

1. We note the presentation of a fixed charge coverage ratio and leverage ratio on page 30. Please revise future filings to include exhibit 12 detailing the calculation of any ratios presented in the filing in accordance with Item 601(B)(12) of Regulation S-K.

Contractual Obligations, page 31

2. We note from the disclosure in the footnotes following the table that the purchase obligations reflected in the table exclude the company's purchase commitment to SPNC for newsprint as the contract is based on market prices which are highly volatile. As it appears that the company's minimum commitment to purchase newsprint from SPNC is relatively material, please revise future filings to disclose the company's commitment to purchase newsprint from SPNC based on market prices as of the latest balance sheet date presented in the company's financial statements.

Non-GAAP Financial Measures, page 33

3. Please revise future filings to explain how management uses the non-GAAP financial measures presented in accordance with Item 10(e)(1)(i)(D) of Regulation S-K.

Financial Statements, page 34
Notes to Consolidated Financial Statements, page 44
Note 2: Taxes on Income, page 47

4. Please tell us, and revise future filings to disclose, the nature of the facts or circumstances that occurred during 2010 that gave rise to the $30 million "naked credit" related to tax amortization of the company's indefinite lived intangible assets that is not available to offset existing deferred tax assets during 2010. Your response should fully explain why the full deferred tax valuation allowance resulted in this "naked credit" and the accounting literature on which your conclusions are based. Also, please include in your response your calculation of the $30 million deferred tax liability and related expense. We may have further comment upon receipt of your response.

Note 6: Business Segments, page 54

5. Please revise future filings to include the disclosures required by ASC 280-10-50-40 regarding the company's revenues for each product or service from which it derives revenues or each group of similar products and services. For example, we note from the disclosure included in Note 1 that the company principally derives revenue from the sale of advertising, the sale of newspapers to subscribers and distributors and the sale of

airtime on television stations. We also note from the disclosure in Note 1 that the
company also derives revenues from cable and satellite retransmissions of broadcast
programs from printing and distribution operations and from the sale of broadcast
equipment and studio design services.

Note 10: Earnings Per Share, page 64

6. Please revise the notes to the company's financial statements in future filings to disclose
    the number of shares (including options and unvested restricted shares) that could
    potentially dilute the company's basic earnings per share in future filings but that were
    not reflected in the company's diluted earnings per share for the periods presented
    because their impact was anti-dilutive. Refer to the disclosure requirements outlined in
    ASC 260-10-50-1.

Schedule II, page 76

7. Please tell us and revise future filings to explain the nature of the $10,068 increase to the
    deferred tax asset valuation allowance during 2010. Your response should clearly explain
    where this amount was reflected in the company's consolidated financial statements for
    2010 and the basis or rationale for the treatment used.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the
filing to be certain that the filing includes all information required under the Securities Exchange
Act of 1934 and that they have provided all information investors require for an informed
investment decision. Since the company and its management are in possession of all facts
relating to a company's disclosure, they are responsible for the accuracy and adequacy of the
disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the
company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the
    Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the
    Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you
provide to the staff of the Division of Corporation Finance in our review of your filing or in
response to our comments on your filing.

Mr. Marshall N. Morton, CEO
Media General, Inc.
March 17, 2011
Page 4

You may contact Heather Clark at 202-551-3624 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief